[redacted]

AB
3/11

SEC
Mail Processing
Section
FEB 27 2012
Washington, DC
123

12013935

SECURITIES A
Was...

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | April 30, 2013 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 25866 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01-01-11 (MM/DD/YY) AND ENDING 12-31-11 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mowell Financial Group, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 East Sixth Avenue
(No. and Street)

| Tallahassee | Florida | 32303 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Mowell 850-386-6161
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D. A. Holley & Co.
(Name – *if individual, state last, first, middle name*)

| 2606 Centennial Place | Tallahassee | Florida | 32308 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

## OATH OR AFFIRMATION

I, John B. Mowell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mowell Financial Group, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLINE MENUET SCOTT
MY COMMISSION EXPIRES March 24, 2012
#DD 752076
Bonded thru Troy Fain Insurance
NOTARY PUBLIC, STATE OF FLORIDA

[signature]
Signature

Presid/CEO
Title

Caroline Menuet Scott
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. -Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) Not applicable - Exempt from the provisions of rule 15c3-3 under paragraph (k)(2)(ii).

**MOWELL FINANCIAL GROUP, INC.**

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2011

James D.A.
Holley & Co.
Certified Public Accountants

# MOWELL FINANCIAL GROUP, INC.

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2011

CONTENTS

JAMES D. A. HOLLEY, C.P.A. (1899-1986)
ROBERT T. GRAVELY, C.P.A. (1926-1995)
CHARLES W. PENNINGTON, C.P.A. (1930-2008)

JOHN A. MADDEN, C.P.A.
L. MCRAE HARPER, C.P.A.
GWYNNE Y. PARMELEE, C.P.A.
MATTHEW H. GILBERT, C.P.A.
DONNA S. BERGERON, C.P.A.
JOAN S. MCINTYRE, C.P.A.

WILLIAM J. RAMSAY, C.P.A.

JAMES D. A. HOLLEY & CO.
CERTIFIED PUBLIC ACCOUNTANTS
2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308
TELEPHONE (850) 878-2494
FAX (850) 942-5645
www.holleycpa.com

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
AICPA TAX SECTION
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT

Mr. John B. Mowell, Chairman
Mowell Financial Group, Inc.
Tallahassee, Florida

We have audited the accompanying statement of financial condition of Mowell Financial Group, Inc. as of December 31, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mowell Financial Group, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in pages 8 through 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James D. A. Holley & Co.

February 21, 2012

**MOWELL FINANCIAL GROUP, INC.**
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

| | |
|---|---|
| Current assets: | |
| Cash | $ 58,210 |
| Commissions receivable | 2,017 |
| Securities | 7,354 |
| Prepaid insurance | 6,600 |
| Total current assets | 74,181 |
| Other assets: | |
| Other receivables | 105,726 |
| Property and equipment | 58,312 |
| Cash value of life insurance | 45,975 |
| Deferred taxes | 146,126 |
| | $430,320 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable | $ 8,457 |
| Settlement payable | 59,704 |
| | 68,161 |
| Stockholder's equity: | |
| Common stock; $1.00 par value: | |
| Authorized: 100 shares | |
| Issued and outstanding: 100 shares | 100 |
| Capital paid in excess of par value | 361,900 |
| Retained earnings | 159 |
| | 362,159 |
| | $430,320 |

The accompanying notes are an integral part of these financial statements.

**MOWELL FINANCIAL GROUP, INC.**
STATEMENT OF INCOME
For the year ended December 31, 2011

| | |
|---|---|
| Income: | |
| Commissions | $ 503,836 |
| Interest and dividends | 5 |
| Gain on market value of securities | 234 |
| | 504,075 |
| Expenses: | |
| Salaries and commissions | 255,303 |
| Payroll taxes and employee benefits | 36,588 |
| Occupancy | 46,803 |
| Insurance | 43,868 |
| Office | 13,623 |
| Telephone | 11,713 |
| Securities news services and subscriptions | 5,617 |
| Professional fees | 26,751 |
| Fees and licenses | 5,765 |
| Other expenses | 1,046 |
| | 447,077 |
| Income before income taxes | 56,998 |
| Income taxes | 21,448 |
| Net income | $ 35,550 |

The accompanying notes are an integral part of these financial statements.

**MOWELL FINANCIAL GROUP, INC.**
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2011

| | Common Stock | Paid In Capital | Retained Earnings |
|---|---|---|---|
| Balance, December 31, 2010 | $ 100 | $ 361,900 | $ (35,391) |
| Net income | | | 35,550 |
| Balance, December 31, 2011 | $ 100 | $ 361,900 | $ 159 |

The accompanying notes are an integral part of these financial statements.

**MOWELL FINANCIAL GROUP, INC.**
STATEMENT OF CASH FLOWS
For the year ended December 31, 2011

| | |
|---|---|
| Cash flows from operating activities: | |
| Net income | $ 35,550 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Gain on investments | (234) |
| Depreciation | 5,906 |
| Increase in receivables | (5,799) |
| Increase in prepaid insurance | (3,200) |
| Decrease in deferred tax asset | 21,448 |
| Decrease in payables | (16,701) |
| Net cash provided by operating activities | 36,970 |
| Cash flows from investing activities: | |
| Purchase of equipment | (6,306) |
| Investment in cash value of life policy | (2,528) |
| Net cash used in investing activities | (8,834) |
| Increase in cash and cash equivalents | 28,136 |
| Cash at beginning of year | 30,074 |
| Cash at end of year | $ 58,210 |

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of Operations**

Mowell Financial Group, Inc. is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and in eight U.S. states. The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and with general practice within the securities dealers industry.

**Cash and Cash Equivalents**

Cash includes amounts in a bank checking account and in the client interest program of its clearing agent, Raymond James & Associates, Inc.

**Commissions Receivable**

Commissions receivable represent amounts due for securities trades from the Company's clearing broker-dealer. An allowance for bad debts has not been established because they were all current and collected after year end.

**Securities**

Investments in marketable securities are carried at fair value. Fair value is determined by reference to quoted market prices in active markets for identical assets which is Level 1 within the hierarchy established by accounting standards. Gains and losses on securities are accounted for by the specific identification method.

**Property and Equipment**

Property and equipment originally purchased for $210,236 consists of office furniture and equipment, and security equipment. It is depreciated by the straight-line method over the estimated useful lives of the assets, ranging from 3-20 years. Depreciation expense was $5,906 for the year and accumulated depreciation totaled $151,924 as of year end.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Subsequent Events**

Subsequent events have been evaluated through February 21, 2012 which is the date the financial statements were available to be issued.

2. SECURITIES

Investment securities consist of equity securities with a cost basis of $3,301 and market value of $7,354. The net gain on investments for the year is $234.

3. INCOME TAXES

The Company has net operating losses totaling approximately $729,000. These losses can be carried forward to offset future taxable income through 2029. The current tax benefit of these net operating losses is $21,448. The estimated deferred tax asset for the net operating loss carryforwards is $146,126. The size of the losses, current market conditions, and anticipated tax law changes make the estimated tax benefit subject to change. The Company's federal and state income tax returns are subject to examination by tax authorities generally for three years after they are filed.

4. RELATED PARTY TRANSACTIONS

The Company and Mowell Financial Group, N.A., which provides investment management services, are both wholly owned by their president, John B. Mowell, Sr. The companies share the occupancy costs for the building owned by the president. Mowell Financial Group, Inc. paid $21,000 in 2011 for rent. Other operating costs of each company are sustained by the business incurring the expense. At year end, other receivables of $105,726 are owed by Mowell Financial Group, N.A.

5. CONTINGENCIES

The Company is periodically subject to claims that arise in the ordinary course of business. Although there are no outstanding claims, the settlement payable to the State of Alabama was the result of the Company effecting securities transactions without being registered in Alabama at that time. The Company is charged 5% of its quarterly gross commissions earned until the entire settlement of $125,000 is paid in full. A debt agreement was filed allowing the Company to refrain from reporting the liability against its net capital. The remaining amount due was $59,704 at December 31, 2011.

Subsequent to year end, the Company requested a modification of the terms due to economic conditions and hardship of the firm. In February of 2012, the Alabama Securities Commission agreed to accept one-half of the remaining balance then due in quarterly payments of 2.5% of revenue.

**MOWELL FINANCIAL GROUP, INC.**
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF CREDITORS
December 31, 2011

| | |
|---|---|
| Balance, beginning of year | $ 81,710 |
| Decreases | 22,006 |
| Balance, end of year | $ 59,704 |

**MOWELL FINANCIAL GROUP, INC.**
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT, AND AGGREGATE INDEBTEDNESS
December 31, 2011

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total ownership equity from statement of financial condition | | $ 362,159 |
| Deduct ownership equity not allowable for net capital | | ______ |
| Total ownership equity qualified for net capital | | 362,159 |
| Additions: | | |
| Liabilities subordinated to claims of general creditors allowable in the computation of net capital | | 59,704 |
| Deductions: | | |
| Total nonallowable assets | | 316,764 |
| Net capital before haircuts on securities positions | | 105,099 |
| Haircuts on securities | | 1,103 |
| Net capital | | $ 103,996 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Net capital | | $ 103,996 |
| Minimum net capital required | $ 564 | |
| Minimum dollar net capital requirement | $ 5,000 | |
| Net capital requirement | | 5,000 |
| Excess net capital | | $ 98,996 |
| Excess net capital at 120% | | $ 97,996 |

COMPUTATION OF AGGREGATE INDEBTEDNESS

| | |
|---|---|
| Total aggregate indebtedness | $ 8,457 |
| Percent of aggregate indebtedness to net capital | 8.13% |
| Percent of debt to debt-equity total computed in accordance with Rule 15c-3-1(d) | 14.16% |

**MOWELL FINANCIAL GROUP, INC.**
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2011

| | |
|---|---|
| Net capital - unaudited Form X-17A-5, Part IIA | $ 103,099 |
| Reconciling items – none | 0 |
| Net capital - audited | $ 103,996 |

SIPC SUPPLEMENTAL REPORT

Mr. John B. Mowell, Chairman
Mowell Financial Group, Inc.
Tallahassee, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Mowell Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating Mowell Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Mowell Financial Group, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's accounting records noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. There were no adjustments in the reported amounts in Form SIPC-7T from the Company's accounting records;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

James D.A. Holley & Co.

February 21, 2012

## SCHEDULE OF ASSESSMENT AND PAYMENTS

| | |
|---|---|
| SIPC net operating revenues for the year ended December 31, 2011 | $ 503,836 |
| General assessment @ .0025 | $ 1,260 |
| Payments: | |
| Overpayment from December 31, 2010 | $ 71.00 |
| July 27, 2011 | 568.75 |
| February 16, 2012 | 620.25 |
| | $ 1,260.00 |

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Mr. John B. Mowell, Chairman
Mowell Financial Group, Inc.
Tallahassee, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Mowell Financial Group, Inc. for the year ended December 31, 2011, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Mowell Financial Group, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Mowell Financial Group, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Mowell Financial Group, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Mowell Financial Group, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which Mowell Financial Group, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Mowell Financial Group, Inc.'s practices and procedures as described in the second paragraph of the report were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

James D. A. Holley & Co.

February 21, 2012

**MOWELL FINANCIAL GROUP, INC.**

SIPC SUPPLEMENTAL REPORT

For the year ended December 31, 2011

James D.A.
Holley & Co.
Certified Public Accountants

**MOWELL FINANCIAL GROUP, INC.**

SIPC SUPPLEMENTAL REPORT

For the year ended December 31, 2011

JAMES D. A. HOLLEY & CO.
CERTIFIED PUBLIC ACCOUNTANTS
2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308
TELEPHONE (850) 878-2494
FAX (850) 942-5645
www.holleycpa.com

JAMES D. A. HOLLEY, C.P.A. (1899-1986)
ROBERT T. GRAVELY, C.P.A. (1926-1995)
CHARLES W. PENNINGTON, C.P.A. (1930-2008)

JOHN A. MADDEN, C.P.A.
L. MCRAE HARPER, C.P.A.
GWYNNE Y. PARMELEE, C.P.A.
MATTHEW H. GILBERT, C.P.A.
DONNA S. BERGERON, C.P.A.
JOAN S. MCINTYRE, C.P.A.

WILLIAM J. RAMSAY, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
AICPA TAX SECTION
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

## INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Mr. John B. Mowell, Chairman
Mowell Financial Group, Inc.
Tallahassee, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by Mowell Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating Mowell Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Mowell Financial Group, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's accounting records noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. There were no adjustments in the reported amounts in Form SIPC-7T from the Company's accounting records;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

James D.A. Holley & Co.

February 21, 2012

# SCHEDULE OF ASSESSMENT AND PAYMENTS

| | |
|---|---|
| SIPC net operating revenues for the year ended December 31, 2011 | $ 503,836 |
| General assessment @ .0025 | $ 1,260 |
| Payments: | |
| Overpayment from December 31, 2010 | $ 71.00 |
| July 27, 2011 | 568.75 |
| February 16, 2012 | 620.25 |
| | $ 1,260.00 |